SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-30758

(Check One):

☐	Form 10-K	☐	Form 11-K
☐	Form 20-F	☒	Form 10-Q	☐	Form N-SAR

     For Period Ended: March 31, 2004

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant: Covad Communications Group, Inc.

Former name if applicable:

Address of principal executive office (Street and number): 110 Rio Robles

City, state and zip code:San Jose, California 95134

PART II

RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant is unable to file the Registrant’s Report on Form 10-Q for the quarterly period ended March 31, 2004 (the “Form 10-Q”) by the prescribed due date without unreasonable effort or expense due to unforseen circumstances encountered in connection with the Registrant’s preparation of its unaudited consolidated financial statements. The Registrant seeks relief pursuant to Rule 12b-25(b) with respect to the Form 10-Q.

     The Registrant is analyzing the accounting treatment of stock issued to employees under its 2003 Employee Stock Purchase Plan. The Registrant is still in the process of determining the full extent of the non-cash compensation expense adjustments, if any, that will be required and the period or periods in which the expense will be recorded.

     In light of the foregoing, the Registrant has not finalized its unaudited financial statements for the quarter ended March 31, 2004.

PART IV

OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Douglas Carlen, Assistant Secretary	(408)	952-6488

(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The statement of operations for the quarter ended March 31, 2004 will change significantly from the quarter ended March 31, 2003. The Registrant expects that these changes will result in significantly lower net loss, lower operating expenses, lower loss from operations and higher revenues for the quarter ended March 31, 2004, in comparison with the quarter ended March 31, 2003, due to the Registrant’s continuing efforts to grow its business and reduce its operating expenses, as well as private financing transactions,. However, an estimate of these changes cannot be made at this time because the financial statements of the Registrant are still in the process of being finalized.

Covad Communications Group, Inc.

(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2004

By:	/s/ Mark Richman
	Name:	Mark Richman
	Title:	Chief Financial Officer